Exhibit 3.1

AMENDMENT TO BYLAWS

OF

ZAGG INC

(a Delaware corporation)

The undersigned, being the duly elected and acting President and Chief Executive Officer of ZAGG Inc, a Delaware corporation (the “Corporation”), does hereby certify that:

1.      The Board of Directors of the Corporation, by unanimous written consent, approved and adopted the following amendments to the Bylaws of the Corporation effective as of July 18, 2016:

Sections 2.10, 3.2 and 3.4 of the Bylaws are hereby amended to read in full as follows:

Section 2.10   Voting; Proxies. Unless otherwise required by law, the Certificate of Incorporation or Section 3.2 of these Bylaws (with respect to uncontested director elections), the election of directors shall be decided by a plurality of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote in the election. Unless otherwise required by law, the Certificate of Incorporation or these Bylaws, any matter, other than the election of directors, brought before any meeting of stockholders shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot.

Section 3.2  Number; Election of Directors; Term of Office. The Board of Directors shall consist of not less than three (3) nor more than thirteen (13) members as fixed from time to time by the Board of Directors. In any uncontested election of directors, any incumbent director nominee who receives a greater number of votes “withheld” from his or her election than votes “for” his or her election shall immediately tender his or her resignation, and the Board of Directors shall decide, through a process managed by the Nominating and Governance Committee and excluding the nominee in question, whether to accept the resignation at its next regularly scheduled Board meeting. The Board’s explanation of its decision shall be promptly disclosed in a press release and on Form 8-K filed with the United States Securities and Exchange Commission.

Section 3.4  Resignation. Any director may resign at any time by notice given in writing or by electronic transmission to the Corporation; provided that any incumbent director nominee in any uncontested director election that receives a greater number of votes “withheld” from his or her election than votes “for” his or her election must immediately submit his or her offer of resignation for consideration by the Board of Directors in accordance with Section 3.2. Except in cases to which Section 3.2 is applicable, such resignation shall specify whether it will be effective at a particular time, upon receipt by the Corporation or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors.

2.      All other provisions of the Bylaws of the Corporation remain unchanged and are in full force and effect.

IN WITNESS WHEREOF, I have hereunto subscribed my name this 18th day of July, 2016.

/s/ Randall L. Hales
Randall L. Hales
President and CEO